May 15, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: John Stickel

Re:	B. Riley Principal Merger Corp. II (the “Company”)
Registration Statement on Form S-1
File No. 333-237812

Dear Mr. Stickel:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-237812) (the “Registration Statement”) be accelerated so as to permit it to become effective at 4:00 p.m., New York City time, on May 19, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Winston & Strawn LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we hereby advise you that as of the date hereof, 685 copies of the Preliminary Prospectus initially dated May 15, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

We confirm that the underwriters participating in the offering have complied with, and will continue to comply with, the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

B. RILEY FBR, INC.

By: /s/ Jimmy Baker
Name: Jimmy Baker
Title: Executive Vice President and Head of Capital Markets